UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated December 11, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Company wishes to inform the market about the execution of the relevant documentation for:

•	a private placement of EUR 1.3 billion of 7.125% senior secured notes due in May 2030 at par (the "Notes"). The net proceeds from the issuance will be used, together with cash on hand, to (i) redeem in full prior to 31 December 2024 the Grifols' 1.625% Senior Secured Notes due in February 2025, (ii) fully clean down the outstanding revolving loans maturing in November 2025; and (iii) for general corporate purposes. The security features and terms of these Notes are significantly consistent with the Company’s existing senior secured documentation, including with respect to collateral and guarantors; and

•	an 18-month extension of the majority of its existing multi-currency revolving credit facility (with new maturity in May 2027) and upsize the RCF (the "RCF Extension").

The closing of the Notes and the RCF Extension, each of which is subject to customary closing conditions, are expected to occur on or around December 19, 2024, and will be leverage neutral.

These transactions conclude Grifols balance sheet improvement process and are entirely consistent with the Company's key priorities of improved cash flow generation, and proactive and prudent management of its debt maturities and debt levels.

In Barcelona, on 11 December 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 12, 2024

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